Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2014

§1	Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at an extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4	Mr. Zhou Jiping, Chairman of the Board of the Company, Mr. Wang Dongjin, Vice Chairman of the Board of the Company and President of the Company and Mr. Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

§2	Basic Information of the Company

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,392,099	2,342,110	2.1
Equity attributable to owners of the Company	1,171,756	1,132,735	3.4

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	254,710	23.8

Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2014	2013	Changes over the same period of the preceding year (%)	2014	2013	Changes over the same period of the preceding year (%)
Turnover	600,580	581,688	3.2	1,754,548	1,682,784	4.3
Profit attributable to owners of the Company	27,923	29,766	(6.2)	96,047	95,288	0.8
Return on net assets (%)	2.4	2.7	(0.3 percentage point )	8.2	8.6	(0.4) percentage point
Basic earnings per share (RMB)	0.15	0.16	(6.2)	0.52	0.52	0.8
Diluted earnings per share (RMB)	0.15	0.16	(6.2)	0.52	0.52	0.8

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,391,988	2,342,004	2.1
Equity attributable to equity holders of the Company	1,171,868	1,132,850	3.4

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	254,710	23.8

Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2014	2013	Changes over the same period of the preceding year (%)	2014	2013	Changes over the same period of the preceding year (%)
Operating income	600,580	581,688	3.2	1,754,548	1,682,784	4.3
Net profit attributable to equity holders of the Company	27,922	29,772	(6.2)	96,044	95,293	0.8
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	28,734	29,217	(1.7)	97,307	78,720	23.6
Weighted average return on net assets (%)	2.4	2.7	(0.3 percentage point )	8.2	8.7	(0.5) percentage point
Basic earnings per share (RMB)	0.15	0.16	(6.2)	0.52	0.52	0.8
Diluted earnings per share (RMB)	0.15	0.16	(6.2)	0.52	0.52	0.8

Unit: RMB Million
Non-recurring profit/loss items	For the nine months ended September 30, 2014 profit/(loss)
Net loss on disposal of non-current assets	(668)
Government grants recognized in the income statement	2,199
Net loss on disposal of available-for-sale financial assets	(5)
Reversal of provisions for bad debts against receivables	50
Other non-operating income and expenses	(3,111)

Sub-total	(1,535)

Tax impact of non-recurring profit/loss items	317
Impact of minority interests	(45)

Total	(1,263)

2.1.3	Differences between CAS and IFRS

☒  Applicable     ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB106,024 million and RMB106,020 million respectively, with a difference of RMB4 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,313,317 million and RMB1,313,286 million respectively, with a difference of RMB31 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholding of Top Ten Shareholders of Shares without Selling Restrictions and Shareholdings of Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	918,647 shareholders including 911,037 holders of A shares and 7,610 holders of H shares (including 230 holders of the American Depository Shares)
Shareholdings of the top ten shareholders of shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares

1	CNPC	158,033,693,528	(1)	A shares

2	HKSCC Nominees Limited(2)	20,835,401,958	(3)	H shares

3	National Council for Social Security Fund of the PRC	400,000,000		A shares

4	China Securities Finance Corporation Limited	250,605,832		A shares

5	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	67,625,820		A shares

6	Guangxi Investment Group Co., Ltd	39,560,045		A shares

7	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	34,332,866		A shares

8	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	28,563,931		A shares

9	Bank of China Limited – Jiashi CSI 300 Index Trading Securities Investment Fund	19,239,906		A shares

10	Client Credit Trading Guarantee Securities Account of Shenyin & Wanguo Securities Co., Ltd.	14,171,759		A shares

Shareholdings of the top ten shareholders
Name of shareholders		Number of shares held		Type of shares

1	CNPC	158,033,693,528		A shares

2	HKSCC Nominees Limited	20,835,401,958		H shares

3	National Council for Social Security Fund of the PRC	400,000,000		A shares

4	China Securities Finance Corporation Limited	250,605,832		A shares

5	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	67,625,820		A shares

6	Guangxi Investment Group Co., Ltd	39,560,045		A shares

7	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	34,332,866		A shares

8	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	28,563,931		A shares

9	Bank of China Limited – Jiashi CSI 300 Index Trading Securities Investment Fund	19,239,906		A shares

10	Client Credit Trading Guarantee Securities Account of Shenyin & Wanguo Securities Co., Ltd.	14,171,759		A shares

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
(3)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

2.3	Business Review

In the first three quarters of 2014, facing severe situations of the slow recovery of world economy, weak domestic demand in refined products and a depressed market for chemicals, the Group focused on the development guidelines of “quality, profitability and sustainability”, achieved stable and controlled production and operation, and recorded better operating results than expected.

In respect of exploration and production, the Group achieved important progress in oil and gas exploration, achieved a stable increase in output of oil and gas. In the first three quarters of 2014, crude oil output of the Group amounted to 700.0 million barrels, representing an increase of 0.3% as compared with the same period last year. Marketable natural gas output of the Group amounted to 2,193.9 billion cubic feet, representing an increase of 7.1% as compared with the same period last year. The oil and gas equivalent output was 1,065.8 million barrels, representing an increase of 2.5% as compared with the same period last year, of which the overseas oil and gas equivalent output was 101.7 million barrels, representing an increase of 0.3% as compared with the same period last year. In the first three quarters of 2014, the profit from operations of the exploration and production segment amounted to RMB145,954 million, representing a decrease of 0.7% from RMB147,010 million achieved in the same period last year.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, reasonably arranged its processing load and optimised its resource allocation, sought to reduce losses and enhance profitability. In the first three quarters of 2014, the Group processed 746.4 million barrels of crude oil, representing an increase of 1.6% as compared with the same period last year. The Group produced 68.008 million tons of gasoline, diesel and kerosene, representing an increase of 1.9% over the same period last year. In the first three quarters of 2014, the refining and chemicals segment incurred a loss from operations of RMB8,755 million, representing a decrease of RMB11,249 million in loss of operations from RMB 20,004 million for the same period last year. The refining operations turned loss into a profit, realised a profit from operations of RMB2,567 million, representing an increase of RMB7,888 million in profit from operations as compared with a loss of RMB5,321 million for the same period last year. Facing the situation of the prolonged faltered chemical market, the Group actively optimized its product structure. The chemicals operations incurred a loss from operations of RMB11,322 million, representing a decrease in loss from operations of RMB3,361 million from a loss of RMB14,683 million for the same period last year.

In respect of marketing, the Group adjusted its marketing strategy flexibly and endeavored to expand sales and reduce inventories, achieved growth in production of its high profitability products, such as aviation kerosene. In respect of international trading business, the Group fully performed its resource allocation function. In the first three quarters of 2014, impacted by the weak domestic demand of in refined products, the Group sold 117.573 million tons of gasoline, diesel and kerosene, representing a decrease of 1.5% as compared with the same period last year. By actively optimizing sales structure and focusing on quality and profitability, in the first three quarters of 2014, the profit from operations of the marketing segment amounted to RMB10,567 million, representing an increase of 57.6% as compared with RMB6,705 million for the same period last year.

In respect of natural gas and pipeline, seizing the opportunity of the raise in the gas price at the gate gas stations for non-household usage by the PRC government, the Group coordinated and balanced the utilisation of two sources including domestic gas and overseas gas, promoted the production of the key gas projects in order, thus ensuring sales profitability. In the first three quarters of 2014, the profit from operations of the natural gas and pipeline segment amounted to RMB9,234 million, representing a decrease of RMB14,204 million as compared with RMB23,438 million for the same period last year; without taking into account of the gain arising from contribution of certain pipeline net assets and business in same period last year, the profit increased by 10,618 million as compared with the same period last year. In the first three quarters of 2014, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB28,387 million, representing a decrease in loss of RMB3,303 million as compared with the same period last year.

In the first three quarters of 2014, the average realised price for crude oil of the Group was US$99.93 per barrel, of which the domestic realised price was US$98.58 per barrel, which was basically at the same level as with the same period last year; the average realised price for natural gas was US$6.40 per thousand cubic feet, of which the domestic realised price was US$6.28 per thousand cubic feet, representing an increase of 16.8% as compared with the same period last year, mainly due to the combined effects of the newly implemented natural gas price adjustment plan and change in sales structure.

Summary of Key Operating Data for the First Three Quarters of 2014

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2014	2013
Crude oil output	Million barrels	700.0	698.0	0.3
of which: domestic	Million barrels	615.4	613.2	0.4
overseas	Million barrels	84.6	84.8	(0.2)
Marketable natural gas output	Billion cubic feet	2,193.9	2,048.0	7.1
of which: domestic	Billion cubic feet	2,091.5	1,948.3	7.3
overseas	Billion cubic feet	102.4	99.7	2.7
Oil and natural gas equivalent output	Million barrels	1,065.8	1,039.4	2.5
of which: domestic	Million barrels	964.1	938.0	2.8
overseas	Million barrels	101.7	101.4	0.3
Processed crude oil	Million barrels	746.4	734.5	1.6
Gasoline, kerosene and diesel output	Thousand tons	68,008	66,758	1.9
of which: Gasoline	Thousand tons	22,541	21,543	4.6
Kerosene	Thousand tons	3,213	3,033	5.9
Diesel	Thousand tons	42,254	42,182	0.2
Gasoline, kerosene and diesel sales	Thousand tons	117,573	119,422	(1.5)
of which: Gasoline	Thousand tons	42,648	39,990	6.6
Kerosene	Thousand tons	10,210	10,069	1.4
Diesel	Thousand tons	64,715	69,363	(6.7)
Output of key chemical products
Ethylene	Thousand tons	3,688	2,920	26.3
Synthetic resin	Thousand tons	5,885	4,808	22.4
Synthetic fiber raw materials and polymer	Thousand tons	943	935	0.9
Synthetic rubber	Thousand tons	555	507	9.5
Urea	Thousand tons	2,143	2,949	(27.3)

Note:	(1)Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3	Significant Events

3.1 Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable    ☐  Inapplicable

Unit: RMB Million
Items	September 30, 2014	December 31, 2013	Changes (%)	Key explanation of the changes
Advances to suppliers	32,130	11,445	180.7	Mainly due to increase in advances to suppliers during the current period
Short-term borrowings	145,915	110,894	31.6	Mainly due to increase in short-term borrowings in line with the need for the expanded scale of production and operation during the current period
Notes payable	2,872	832	245.2	Mainly due to increase in the use of bank notes in settling the purchase consideration
Employee compensation payable	12,020	4,836	148.6	Mainly due to increase in the number of employees resulting from the expanded scale of production and operation, as well as the increase in the outstanding amount of employee compensation payable as compared with the end of the last year
Other payables	62,560	27,025	131.5	Mainly due to increase in the outstanding amount of other payables during the current period
Non-current liabilities due within one year	36,770	81,873	(55.1)	Mainly due to the fact that the amount of non-current liabilities due within one year that was repaid was higher than the amount that was transferred into the same item during the current period.
Special reserve	12,696	8,922	42.3	Mainly due to net increase in the amount of safety fund provision

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2014	2013
Asset impairment losses	(9)	2,821	(100.3)	Mainly due to the asset impairment losses recorded for refinery and chemical equipment in the same period last year
Investment income	9,746	7,449	30.8	Mainly due to increase in the investment income attributable to the Group from newly established joint venture company
Non-operating income	9,181	34,860	(73.7)	Mainly due to recognition of the gain arising from contribution of certain pipeline net assets and operations in the same period last year
Net cash flows from financing activities	(58,393)	79,436	(173.5)	Mainly due to increase in repayment of borrowings during the current period as compared with the same period last year

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☒  Applicable     ☐  Inapplicable

Regarding the disclosed class action brought by individual overseas shareholders before the Southern District of New York Federal District Court of the United States against the Company and the relevant personnel on the ground that certain former directors and senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company as of the end of the current reporting period. Details of such notice are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013. On April 4, 2014, the Southern District of New York Federal District Court of the United States ordered to amalgamate the related actions and to designate lead plaintiff and lead attorney. On June 6, 2014, the lead plaintiff filed an amended class action complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. On August 5, 2014, the Company filed a motion to dismiss the Amended Complaint. The normal course of business of the Company has not been affected during the current reporting period. The Company will use its best endeavour to proactively defense against such action so as to protect its lawful interests.

3.3	Status of fulfillment of undertaking given by the Company and shareholders holding 5% or more of the Company’s shares

☒  Applicable     ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2014 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐  Applicable     ☒  Inapplicable

3.5	Impact of application of new accounting principles on consolidated financial statements

The Group has implemented the newly promulgated or amended corporate CAS in this quaterly report, relevant newly promulgated or amended CAS did not have significant influence on this quarterly report, and no restatement was made to the comparative figures.

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

October 29, 2014

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the third quarter of 2014 prepared in accordance with IFRS

1-1. Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2014	2013
	RMB million	RMB million
TURNOVER	600,580	581,688

OPERATING EXPENSES
Purchases, services and other	(400,196)	(382,829)
Employee compensation costs	(29,130)	(28,420)
Exploration expenses, including exploratory dry holes	(5,172)	(5,845)
Depreciation, depletion and amortisation	(46,514)	(42,645)
Selling, general and administrative expenses	(18,620)	(22,006)
Taxes other than income taxes	(59,313)	(58,840)
Other income, net	820	2,845

TOTAL OPERATING EXPENSES	(558,125)	(537,740)

PROFIT FROM OPERATIONS	42,455	43,948

FINANCE COSTS
Exchange gain	643	775
Exchange loss	(1,391)	(1)
Interest income	963	546
Interest expense	(5,519)	(6,984)

TOTAL NET FINANCE COSTS	(5,304)	(5,664)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	3,429	2,651

PROFIT BEFORE INCOME TAX EXPENSE	40,580	40,935
INCOME TAX EXPENSE	(8,611)	(7,938)

PROFIT FOR THE PERIOD	31,969	32,997

OTHER COMPREHENSIVE INCOME
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(2,282)	186
Fair value profit from available-for-sale financial assets, net of tax	74	78
Share of the other comprehensive profit of associates and joint ventures accounted for using the equity method	56	22

OTHER COMPREHENSIVE (LOSS) / INCOME, NET OF TAX	(2,152)	286

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	29,817	33,283

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	27,923	29,766
Non-controlling interests	4,046	3,231

	31,969	32,997

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	25,712	30,657
Non-controlling interests	4,105	2,626

	29,817	33,283

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.15	0.16

1-2. Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2014	2013
	RMB million	RMB million
TURNOVER	1,754,548	1,682,784

OPERATING EXPENSES
Purchases, services and other	(1,141,825)	(1,105,749)
Employee compensation costs	(86,644)	(84,079)
Exploration expenses, including exploratory dry holes	(19,206)	(19,310)
Depreciation, depletion and amortisation	(131,263)	(118,538)
Selling, general and administrative expenses	(54,938)	(58,551)
Taxes other than income taxes	(179,433)	(183,204)
Other income, net	4,296	30,455

TOTAL OPERATING EXPENSES	(1,609,013)	(1,538,976)

PROFIT FROM OPERATIONS	145,535	143,808

FINANCE COSTS
Exchange gain	3,595	2,809
Exchange loss	(6,254)	(2,475)
Interest income	2,003	1,263
Interest expense	(18,073)	(17,719)

TOTAL NET FINANCE COSTS	(18,729)	(16,122)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	9,491	7,010

PROFIT BEFORE INCOME TAX EXPENSE	136,297	134,696
INCOME TAX EXPENSE	(30,273)	(29,142)

PROFIT FOR THE PERIOD	106,024	105,554

OTHER COMPREHENSIVE INCOME
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(3,298)	(6,928)
Fair value profit from available-for-sale financial assets, net of tax	62	55
Share of the other comprehensive income /(loss) of associates and joint ventures accounted for using the equity method	99	(140)

OTHER COMPREHENSIVE LOSS, NET OF TAX	(3,137)	(7,013)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	102,887	98,541

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	96,047	95,288
Non-controlling interests	9,977	10,266

	106,024	105,554

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	94,337	89,502
Non-controlling interests	8,550	9,039

	102,887	98,541

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.52	0.52

2. Consolidated Statement of Financial Position

	September 30, 2014	December 31, 2013
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,654,147	1,648,823
Investments in associates and joint ventures	120,957	116,700
Available-for-sale financial assets	2,026	1,641
Advance operating lease payments	63,671	62,449
Intangible and other non-current assets	70,815	67,270
Deferred tax assets	11,600	11,226
Time deposits with maturities over one year	3,076	3,048

TOTAL NON-CURRENT ASSETS	1,926,292	1,911,157

CURRENT ASSETS
Inventories	209,051	227,017
Accounts receivable	78,295	64,027
Prepaid expenses and other current assets	87,826	68,299
Notes receivable	16,361	14,360
Time deposits with maturities over three months but within one year	2,510	5,843
Cash and cash equivalents	71,764	51,407

TOTAL CURRENT ASSETS	465,807	430,953

CURRENT LIABILITIES
Accounts payable and accrued liabilities	375,785	383,004
Income taxes payable	9,224	16,013
Other taxes payable	46,051	53,705
Short-term borrowings	182,685	192,767

TOTAL CURRENT LIABILITIES	613,745	645,489

NET CURRENT LIABILITIES	(147,938)	(214,536)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,778,354	1,696,621

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	705,887	669,300
Reserves	282,848	280,414

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,171,756	1,132,735
NON-CONTROLLING INTERESTS	141,561	137,200

TOTAL EQUITY	1,313,317	1,269,935

NON-CURRENT LIABILITIES
Long-term borrowings	338,532	302,862
Asset retirement obligations	99,586	94,531
Deferred tax liabilities	12,366	15,166
Other long-term obligations	14,553	14,127

TOTAL NON-CURRENT LIABILITIES	465,037	426,686

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,778,354	1,696,621

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2014	2013
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVTIES
Profit for the period	106,024	105,554
Adjustments for:
Income tax expense	30,273	29,142
Depreciation, depletion and amortisation	131,263	118,538
Capitalised exploratory costs charged to expense	10,093	9,451
Safety fund reserve	4,607	4,273
Share of profit of associates and joint ventures	(9,491)	(7,010)
Reversal of provision for impairment of receivables, net	(50)	(48)
Write down in inventories, net	35	220
Loss on disposal of property, plant and equipment	694	756
Loss on disposal of other non-current assets	(15)	79
Gain on investment of certain pipeline net assets and operations	—	(24,822)
Dividend income	(264)	(341)
Interest income	(2,003)	(1,263)
Interest expense	18,073	17,719
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(35,731)	(58,552)
Inventories	17,931	(3,388)
Accounts payable and accrued liabilities	23,347	66,221

CASH FLOWS GENERATED FROM OPERATIONS	294,786	256,529
Income taxes paid	(40,076)	(50,858)

NET CASH FLOWS FROM OPERATING ACTIVITIES	254,710	205,671

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2014	2013
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(188,934)	(201,698)
Acquisition of investments in associates and joint ventures	(1,267)	(3,700)
Acquisition of available-for-sale financial assets	(321)	(32)
Advance payments on long-term operating leases	(3,687)	(5,403)
Acquisition of intangible assets and other non-current assets	(1,610)	(2,767)
Purchase of non-controlling interests	—	(42)
Proceeds from disposal of property, plant and equipment	6,208	38,581
Proceeds from disposal of other non-current assets	122	382
Interest received	943	1,735
Dividends received	7,792	4,704
Decrease / (Increase) in time deposits with maturities over three months	3,350	(2,145)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(177,404)	(170,385)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(348,118)	(349,556)
Repayments of long-term borrowings	(139,250)	(8,360)
Interest paid	(18,979)	(16,463)
Dividends paid to non-controlling interests	(5,514)	(4,722)
Dividends paid to owners of the Company	(59,445)	(23,985)
Increase in short-term borrowings	382,881	342,185
Increase in long-term borrowings	129,492	127,208
Capital contribution from non-controlling interests	1,338	13,718
Decrease in other long-term obligations	(798)	(589)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(58,393)	79,436

TRANSLATION OF FOREIGN CURRENCY	1,444	(1,431)

Increase in cash and cash equivalents	20,357	113,291
Cash and cash equivalents at beginning of the period	51,407	43,395

Cash and cash equivalents at end of the period	71,764	156,686

4. Segment Information

	Nine months ended September 30
	2014	2013
	RMB million	RMB million
Turnover
Exploration and Production
Intersegment sales	468,029	453,761
Turnover from external customers	123,707	119,038

	591,736	572,799
Refining and Chemicals
Intersegment sales	506,021	505,362
Turnover from external customers	135,165	143,305

	641,186	648,667
Marketing
Intersegment sales	189,821	178,488
Turnover from external customers	1,312,262	1,266,581

	1,502,083	1,445,069
Natural Gas and Pipeline
Intersegment sales	17,242	10,639
Turnover from external customers	182,197	152,934

	199,439	163,573
Head Office and Other
Intersegment sales	282	150
Turnover from external customers	1,217	926

	1,499	1,076
Total turnover from external customers	1,754,548	1,682,784

Profit / (loss) from operations
Exploration and Production	145,954	147,010
Refining and Chemicals	(8,755)	(20,004)
Marketing	10,567	6,705
Natural Gas and Pipeline	9,234	23,438
Head Office and Other	(11,465)	(13,341)

	145,535	143,808

B. Financial statements for the third quarter of 2014 prepared in accordance with CAS

1. Consolidated Balance Sheet

	September 30, 2014	December 31, 2013
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	74,274	57,250
Notes receivable	16,361	14,360
Accounts receivable	78,295	64,027
Advances to suppliers	32,130	11,445
Other receivables	18,761	17,802
Inventories	209,051	227,017
Other current assets	36,935	39,052

Total current assets	465,807	430,953

Non-current assets
Available-for-sale financial assets	1,988	1,603
Long-term equity investments	120,572	116,289
Fixed assets	576,310	559,346
Oil and gas properties	792,002	801,083
Construction in progress	279,274	282,325
Construction materials	5,853	5,762
Intangible assets	64,833	62,592
Goodwill	7,284	7,225
Long-term prepaid expenses	26,007	26,424
Deferred tax assets	11,600	11,226
Other non-current assets	40,458	37,176

Total non-current assets	1,926,181	1,911,051

TOTAL ASSETS	2,391,988	2,342,004

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

1. Consolidated Balance Sheet (Continued)

	September 30, 2014	December 31, 2013
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	145,915	110,894
Notes payable	2,872	832
Accounts payable	236,031	298,075
Advances from customers	57,861	46,804
Employee compensation payable	12,020	4,836
Taxes payable	55,275	69,718
Other payables	62,560	27,025
Current portion of non-current liabilities	36,770	81,873
Other current liabilities	4,441	5,432

Total current liabilities	613,745	645,489

Non-current liabilities
Long-term borrowings	266,893	211,708
Debentures payable	71,639	91,154
Provisions	99,586	94,531
Deferred tax liabilities	12,286	15,087
Other non-current liabilities	14,553	14,127

Total non-current liabilities	464,957	426,607

Total liabilities	1,078,702	1,072,096

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	116,209	115,676
Special reserve	12,696	8,922
Surplus reserves	175,051	175,051
Undistributed profits	700,720	664,136
Currency translation differences	(15,829)	(13,956)

Equity attributable to equity holders of the Company	1,171,868	1,132,850
Minority interests	141,418	137,058

Total shareholders’ equity	1,313,286	1,269,908

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,391,988	2,342,004

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet

	September 30, 2014	December 31, 2013
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	43,236	27,484
Notes receivable	12,519	10,973
Accounts receivable	14,468	4,694
Advances to suppliers	13,275	4,397
Other receivables	81,419	55,676
Inventories	159,407	173,290
Other current assets	25,160	27,724

Total current assets	349,484	304,238

Non-current assets
Available-for-sale financial assets	1,327	1,271
Long-term equity investments	362,431	320,849
Fixed assets	350,716	422,676
Oil and gas properties	532,285	535,733
Construction in progress	146,069	154,378
Construction materials	3,795	4,218
Intangible assets	50,241	49,131
Goodwill	—	119
Long-term prepaid expenses	22,523	22,966
Deferred tax assets	7,081	9,163
Other non-current assets	19,884	18,908

Total non-current assets	1,496,352	1,539,412

TOTAL ASSETS	1,845,836	1,843,650

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet (Continued)

	September 30, 2014	December 31, 2013
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	131,849	126,463
Notes payable	2,584	8
Accounts payable	123,270	170,431
Advances from customers	36,848	29,748
Employee compensation payable	9,293	3,403
Taxes payable	35,193	46,311
Other payables	43,324	20,793
Current portion of non-current liabilities	30,049	55,089
Other current liabilities	2,412	2,628

Total current liabilities	414,822	454,874

Non-current liabilities
Long-term borrowings	189,846	169,775
Debentures payable	71,000	91,000
Provisions	65,547	61,291
Other non-current liabilities	5,235	4,773

Total non-current liabilities	331,628	326,839

Total liabilities	746,450	781,713

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,119	127,839
Special reserve	9,438	6,398
Surplus reserves	163,959	163,959
Undistributed profits	614,849	580,720

Total shareholders’ equity	1,099,386	1,061,937

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,845,836	1,843,650

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3-1. Consolidated Income Statement

	Three months ended September 30
	2014	2013
Items	RMB million	RMB million
Operating income	600,580	581,688
Less: Cost of sales	(465,368)	(441,805)
Taxes and levies on operations	(56,992)	(56,694)
Selling expenses	(15,480)	(15,390)
General and administrative expenses	(20,770)	(23,411)
Finance expenses	(5,601)	(5,938)
Asset impairment losses	11	(2,628)
Add: Investment income	3,450	2,671

Operating profit	39,830	38,493

Add: Non-operating income	3,317	4,762
Less: Non-operating expenses	(2,568)	(2,312)

Profit before taxation	40,579	40,943

Less: Taxation	(8,612)	(7,941)

Net profit	31,967	33,002

Attributable to:
Equity holders of the Company	27,922	29,772
Minority interests	4,045	3,230
Earnings per share
Basic earnings per share (RMB Yuan)	0.15	0.16
Diluted earnings per share (RMB Yuan)	0.15	0.16

Other comprehensive (loss) / income reclassifiable to profit or loss	(2,152)	286

Total comprehensive income	29,815	33,288

Attributable to:
Equity holders of the Company	25,711	30,663
Minority interests	4,104	2,625

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3-2. Consolidated Income Statement

	Nine months ended September 30
	2014	2013
Items	RMB million	RMB million
Operating income	1,754,548	1,682,784
Less: Cost of sales	(1,331,682)	(1,279,567)
Taxes and levies on operations	(172,346)	(176,629)
Selling expenses	(45,174)	(42,983)
General and administrative expenses	(63,035)	(66,067)
Finance expenses	(19,693)	(16,925)
Asset impairment losses	9	(2,821)
Add: Investment income	9,746	7,449

Operating profit	132,373	105,241

Add: Non-operating income	9,181	34,860
Less: Non-operating expenses	(5,261)	(5,397)

Profit before taxation	136,293	134,704

Less: Taxation	(30,273)	(29,145)

Net profit	106,020	105,559

Attributable to:
Equity holders of the Company	96,044	95,293
Minority interests	9,976	10,266
Earnings per share
Basic earnings per share (RMB Yuan)	0.52	0.52
Diluted earnings per share (RMB Yuan)	0.52	0.52

Other comprehensive loss reclassifiable to profit or loss	(3,137)	(7,013)

Total comprehensive income	102,883	98,546

Attributable to:
Equity holders of the Company	94,334	89,507
Minority interests	8,549	9,039

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

4-1. Income Statement

	Three months ended September 30
	2014	2013
Items	RMB million	RMB million
Operating income	356,593	346,667
Less: Cost of sales	(271,796)	(255,423)
Taxes and levies on operations	(42,987)	(42,794)
Selling expenses	(11,384)	(11,530)
General and administrative expenses	(14,520)	(17,703)
Finance expenses	(4,511)	(6,633)
Asset impairment losses	10	(2,629)
Add: Investment income	13,529	13,901

Operating profit	24,934	23,856

Add: Non-operating income	3,001	4,417
Less: Non-operating expenses	(2,049)	(2,002)

Profit before taxation	25,886	26,271

Less: Taxation	(2,330)	(591)

Net profit	23,556	25,680

Earnings per share
Basic earnings per share (RMB Yuan)	0.13	0.14
Diluted earnings per share (RMB Yuan)	0.13	0.14

Other comprehensive income reclassifiable to profit or loss	120	34

Total comprehensive income	23,676	25,714

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

4-2. Income Statement

	Nine months ended September 30
	2014	2013
Items	RMB million	RMB million
Operating income	1,046,947	1,007,163
Less: Cost of sales	(778,290)	(748,319)
Taxes and levies on operations	(129,154)	(131,636)
Selling expenses	(33,538)	(32,232)
General and administrative expenses	(45,966)	(50,004)
Finance expenses	(16,819)	(17,314)
Asset impairment losses	52	(2,799)
Add: Investment income	47,893	43,402

Operating profit	91,125	68,261

Add: Non-operating income	17,830	38,951
Less: Non-operating expenses	(4,514)	(4,746)

Profit before taxation	104,441	102,466

Less: Taxation	(10,825)	(6,042)

Net profit	93,616	96,424

Earnings per share
Basic earnings per share (RMB Yuan)	0.51	0.53
Diluted earnings per share (RMB Yuan)	0.51	0.53

Other comprehensive income / (loss) reclassifiable to profit or loss	175	(204)

Total comprehensive income	93,791	96,220

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement

Items	Nine months ended September 30
	2014	2013
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	2,039,046	1,955,933
Refund of taxes and levies	5,528	5,990
Cash received relating to other operating activities	2,981	3,861

Sub-total of cash inflows	2,047,555	1,965,784

Cash paid for goods and services	(1,352,326)	(1,310,296)
Cash paid to and on behalf of employees	(79,460)	(77,032)
Payments of taxes and levies	(317,403)	(326,743)
Cash paid relating to other operating activities	(43,656)	(46,042)

Sub-total of cash outflows	(1,792,845)	(1,760,113)

Net cash flows from operating activities	254,710	205,671

Cash flows from investing activities
Cash received from disposal of investments	5,995	1,249
Cash received from returns on investments	8,735	6,439
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	6,269	38,717

Sub-total of cash inflows	20,999	46,405

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(194,231)	(209,868)
Cash paid to acquire investments	(4,172)	(6,922)

Sub-total of cash outflows	(198,403)	(216,790)

Net cash flows from investing activities	(177,404)	(170,385)

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2014	2013
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	1,338	13,718
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,338	13,718
Cash received from borrowings	512,373	469,393
Cash received relating to other financing activities	381	227

Sub-total of cash inflows	514,092	483,338

Cash repayments of borrowings	(487,368)	(357,916)
Cash payments for interest expenses and distribution of dividends or profits	(83,938)	(45,170)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(5,514)	(4,722)
Capital reduction of subsidiaries	(5)	—
Cash payments relating to other financing activities	(1,174)	(816)

Sub-total of cash outflows	(572,485)	(403,902)

Net cash flows from financing activities	(58,393)	79,436

Effect of foreign exchange rate changes on cash and cash equivalents	1,444	(1,431)

Net increase in cash and cash equivalents	20,357	113,291
Add: Cash and cash equivalents at beginning of the period	51,407	43,395

Cash and cash equivalents at end of the period	71,764	156,686

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement

Items	Nine months ended September 30
	2014	2013
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,216,029	1,164,513
Refund of taxes and levies	5,375	5,493
Cash received relating to other operating activities	19,860	14,784

Sub-total of cash inflows	1,241,264	1,184,790

Cash paid for goods and services	(752,206)	(723,803)
Cash paid to and on behalf of employees	(57,503)	(56,289)
Payments of taxes and levies	(218,123)	(237,947)
Cash paid relating to other operating activities	(29,173)	(21,843)

Sub-total of cash outflows	(1,057,005)	(1,039,882)

Net cash flows from operating activities	184,259	144,908

Cash flows from investing activities
Cash received from disposal of investments	101	9
Cash received from returns on investments	45,844	47,637
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	6,079	38,599

Sub-total of cash inflows	52,024	86,245

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(124,542)	(110,168)
Cash paid to acquire investments	(3,328)	(16,364)

Sub-total of cash outflows	(127,870)	(126,532)

Net cash flows from investing activities	(75,846)	(40,287)

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2014	2013
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	220,015	265,301
Cash received relating to other financing activities	62	149

Sub-total of cash inflows	220,077	265,450

Cash repayments of borrowings	(239,600)	(213,811)
Cash payments for interest expenses and distribution of dividends or profits	(73,095)	(42,971)
Cash payments relating to other financing activities	(43)	(191)

Sub-total of cash outflows	(312,738)	(256,973)

Net cash flows from financing activities	(92,661)	8,477

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	15,752	113,098
Add: Cash and cash equivalents at beginning of the period	27,484	11,574

Cash and cash equivalents at end of the period	43,236	124,672

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo